15025143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOD'S POINT CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 FOREST AVENUE
(No. and Street)

OLD GREENWICH (City) CT (State) 06870 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JENNIFER WRIGHT, CHIEF FINANCIAL OFFICER 203-409-3748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

PRICEWATERHOUSECOOPERS CENTER (Address) 300 MADISON AVENUE NEW YORK (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 15 2015
REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK TECOTZKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TOD'S POINT CAPITAL LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

JENNIFER MARZULLO
NOTARY PUBLIC OF CONNECTICUT
MY COMMISSION EXPIRES 2/28/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital~~ Member's Equity
- ☒ (f) Statement of ~~Changes in Liabilities Subordinated to Claims of Creditors~~ Cash Flows
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ SEA Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tod's Point Capital LLC
Statement of Financial Condition
December 31, 2014

Tod's Point Capital LLC
Index
December 31, 2014

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Tod's Point Capital LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Tod's Point Capital LLC at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2015

Tod's Point Capital LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 2,166,246
Fixed assets (net of accumulated depreciation of $157,952)	-
Prepaid expenses and other assets	58,775
Total assets	$ 2,225,021
Liabilities and Member's Equity	
Liabilities	
Payable to related parties	$ 172,657
Accounts payable and other accrued expenses	47,100
Compensation and taxes payable	148
Total liabilities	219,905
Commitments and Contingencies (Note 3)	
Member's Equity	2,005,116
Total liabilities and member's equity	$ 2,225,021

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Tod's Point Capital LLC (the "Company"), a Delaware limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") since January 5, 2010. The Company is an introducing broker-dealer, does not carry securities accounts for customers or perform custodial services and, accordingly, claimed exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(ii) for January 2014 and claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i) for February 2014 to December 2014.

The Company is a wholly owned subsidiary of Tod's Point Capital Holding Company LLC (the "Parent"), a Delaware limited liability company.

2. Summary of Significant Accounting Policies

Basis of Presentation
This Statement of Financial Condition has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Financial Accounting Standards Board Accounting Standards Codification (the "Codification" or "ASC") is the single source of authoritative literature of U.S. GAAP. The Codification consolidates all authoritative accounting literature which supersedes all pre-existing accounting and reporting standards, excluding separate rules and other interpretive guidance released by the SEC. New accounting guidance is now issued in the form of Accounting Standards Updates, which update the Codification.

The following is a summary of the significant accounting policies followed by the Company.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Guarantees
ASC Topic 460, "Guarantees", requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Cash and Cash Equivalents
Cash and cash equivalents include cash and short term investments with original maturities of three months or less. Cash accounts are maintained with The Bank of New York Mellon Corporation. Money market funds are not insured or guaranteed by the Federal Deposit Insurance Corporation (the "FDIC") or any other government agency. The cash held at the Bank of New York Mellon does not exceed the FDIC insurance limits. The Company has not experienced any losses

in the cash and cash equivalents accounts and does not believe there to be any significant credit risk with respect to these accounts.

As of December 31, 2014, the Company's cash and cash equivalents are comprised of the following:

Financial Institution	Balance	% of Total
JP Morgan Prime Money Market Premier Fund	$ 1,563,000	72.15%
JP Morgan U.S. Treasury Plus Premier Fund	462,000	21.33%
Checking Account with the Bank of New York Mellon	108,246	5.00%
Blackrock Liquidity Temp Fund	33,000	1.52%
Total	$ 2,166,246	100.00%

Financial Instruments
The fair values of the Company's financial instruments approximate their carrying values due to their short-term nature (receivables, payables). All the Company's financial instruments are Level 1 under ASC 820.

Income Taxes
The Company is a wholly owned subsidiary of the Parent and is treated as a disregarded entity for United States ("U.S.") tax purposes. The Parent is not subject to Federal, State or Local income taxes as it has elected to be taxed as a partnership whereby its owners are personally responsible for taxes on income allocated to them.

The Company follows the provisions of ASC 740-10, "Income Taxes", which requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals of litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in Company recording a tax liability that would reduce member's equity. The Company did not have any unrecognized tax benefits at December 31, 2014. The Company does not expect any change in unrecognized tax benefits in the next year.

The Company may take positions with respect to certain tax issues which depend on legal interpretation of facts or applicable tax regulations. Should the relevant tax regulators successfully challenge any such positions, the Company might be found to have a tax liability that has not been recorded in the Statement of Financial Condition. Also, management's conclusions regarding the authoritative guidance may be subject to review and adjustment at a later date based on changing tax laws, regulation and interpretations thereof.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis at rates based upon the estimated useful lives of the respective assets. As of December 31, 2014, the Company's fixed assets include computer hardware with a useful life of five years and an original cost of $157,952 and accumulated depreciation of $157,952.

Operating Leases
The Company records rent expense in accordance with ASC Topic 840, "Leases". Rent expense for leases that contain scheduled rent increases are recognized on a straight-line basis over the lease term. After December 31, 2014, the Company has no operating leases.

3. Commitments and Contingencies

The Company is party to lease agreements as amended, through December 31, 2014, for office space.

In the normal course of business, the Company may be named as a defendant in legal actions, including arbitrations and lawsuits. Certain of the actual or threatened legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages.

The Company establishes reserves for potential losses that may arise out of litigation to the extent that such losses are both reasonably probable and estimable. Management is not aware of any such matters that will have a material effect on its Statement of Financial Condition.

4. Related Parties

In accordance with applicable SEC and FINRA Regulations, the Parent is not permitted to withdraw capital from the Company if its net capital would fall below minimum required levels.

In January 2009, the Company entered into a Services Agreement ("2009 Services Agreement") with Ellington Management Group, L.L.C. ("EMG"), a Delaware limited liability company. EMG is under common control with the Parent. EMG Holdings, L.P., a Delaware limited partnership, is a direct owner of the Parent, an indirect owner of the Company and a direct owner of EMG. Under the 2009 Services Agreement, EMG agreed to provide certain administrative and operational services to the Company. These services included the provision of executive management, compliance, legal and accounting personnel as required and requested by the Company. The 2009 Services Agreement was temporarily amended to include a discount of 50% on services provided due to limited activity of the Company. As of January 28, 2015, all expenses incurred under the 2009 Services Agreement were paid in full and no additional liability exists. On December 1, 2014, the Company entered into an Expense Sharing, Personnel Allocation and Services Agreement ("2014 Services Agreement") with EMG. The 2014 Services Agreement supersedes the 2009 Services Agreement. Under the 2014 Services Agreement, EMG agrees to provide certain administrative and operational services to the Company. These services include the provision of executive management, compliance, legal and accounting personnel, occupancy, utilities and maintenance fees as required and requested by the Company. Certain administrative and overhead expenses incurred by EMG and the Parent in providing services are charged directly to the Company. All expenses due to EMG and the Parent are included in Payable to related parties of $172,657 on the accompanying Statement of Financial Condition as of December 31, 2014.

In May 2012, the Company entered into a Business Services Agreement ("BSA") with EMG. Under the BSA, EMG agrees to compensate the Company for services provided by the Company's registered representatives.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2014, the Company had net capital of $1,905,208, which was $1,805,208 above its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was .12 to 1 at December 31, 2014.

6. Customer Protection Requirements

The Company claims exemption from the Customer Protection Rule ("Rule 15c3-3") of the Securities Exchange Act of 1934, under exemption provisions 17C.F.R. & 240.15c3-3:15c3-3(k)(2)(ii) for January 2014 and 17C.F.R. & 240.15c3-3:15c3-3(k)(2)(i) for February 2014 to December 2014. In connection with the change in exemption, the Company modified estimated clearing fees.

7. Subsequent Event

Subsequent events have been evaluated through February 26, 2015, which is the date the Statement of Financial Condition was available to be issued.